UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 2, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

中國東方航空
CHINA EASTERN

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 00670)

WORLD-CLASS Hospitality WITH Eastern Charm

世界品位 東方魅力

INTERIM REPORT 2015

This interim report is printed on environmentally friendly paper

The directors of China Eastern Airlines Corporation Limited (the “Company”) hereby present the unaudited interim consolidated financial information of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2015 (which were reviewed and approved by the board of directors and the audit and risk management committee of the Company on 14 August 2015), with comparative figures for the corresponding period in 2014.

The interim consolidated financial information of the Group for the six months ended 30 June 2015 is unaudited and is not necessarily indicative of annual or future results of the Group. Investors should not place undue reliance on the interim consolidated financial information of the Group for the six months ended 30 June 2015.

P.01

China Eastern Airlines Corporation Limited Interim Report 2015

DEFINITIONS

In this report, unless the context otherwise requires, the following expressions have the following meanings:

Articles	means the articles of association of the Company

Available freight tonne – kilometres (AFTK)	means the sum of the maximum tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown for every route

Available seat – kilometres (ASK)	means the sum of the maximum number of seats made available for sale multiplied by the distance flown for every route

Available tonne – kilometres (ATK)	means the sum of capacity available for the carriage multiplied by the distance flown for every route

Board	means the board of directors of the Company

CAAC	means the Civil Aviation Administration of China

CEA Holding	means 中國東方航空集團公司 (China Eastern Air Holding Company), the controlling shareholder of the Company

CES Finance	means 東航金控有限責任公司 (CES Finance Holding Co., Ltd.), originally named 東航金戎控股有限責任公司 (CES Finance Holding Co., Ltd.), a wholly-owned subsidiary of CEA Holding and a substantial shareholder of the Company

CES Global	means 東航國際控股(香港)有限公司 (CES Global Holdings (Hong Kong) Limited), a direct wholly-owned subsidiary of CES Finance, an indirect wholly-owned subsidiary of CEA Holding and a substantial shareholder of the Company

CES Leasing	means CES International Financial Leasing Corporation Limited

China Eastern Airlines, CEA, or the Company	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited)

P.02

China Eastern Airlines Corporation Limited Interim Report 2015

DEFINITIONS

China United Airlines	means 中國聯合航空有限公司 (China United Airlines Co., Ltd.), a wholly-owned subsidiary of the Company

Code	means the Corporate Governance Code set out in Appendix 14 to the Listing Rules

Code-share	means a widely adopted marketing arrangement for all airlines across the world. Pursuant to the code-share agreements entered into with other airlines, an airline may conduct sales for the seats of code-share flights operated by other airlines as its own products

CSRC	means the China Securities Regulatory Commission

Directors	means the directors of the Company

Eastern Logistics	means 東方航空物流有限公司 (Eastern Airlines Logistics Co., Ltd.), a wholly-owned subsidiary of the Company

Freight load factor	means the ratio of freight traffic volume to AFTK

Freight tonne – kilometres yield	means the ratio of the sum of freight transportation and related revenue to freight traffic volume

Hong Kong Stock Exchange	means The Stock Exchange of Hong Kong Limited

Listing Rules	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Model Code	means the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules

Overall load factor	means the ratio of total traffic volume to ATK

Passenger – kilometres yield	means the ratio of the sum of passenger traffic and related revenue to passenger traffic volume

P.03

China Eastern Airlines Corporation Limited Interim Report 2015

DEFINITIONS

Passenger load factor	means the ratio of passenger traffic volume to ASK

Revenue freight tonne – kilometres (RFTK)	means the freight traffic volume, the sum of cargo and mail load in tonnes multiplied by the distance flown for every route

Revenue passenger – kilometres (RPK)	means the passenger traffic volume, the sum of the number of passengers carried multiplied by the distance flown for every route

Revenue tonne – kilometres (RTK)	means the total traffic volume, the sum of load (passenger and cargo) in tonnes multiplied by the distance flown for every route

Revenue tonne – kilometres yield	means the ratio of the sum of transportation and related revenue to total traffic volume

SASAC	means the State-owned Assets Supervision and Administration Commission of the State Council

SFO	means the Securities and Features Ordinance (Chapter 571 of the Laws of Hong Kong)

Shanghai Airlines	means 上海航空有限公司 (Shanghai Airlines Co., Ltd.), a wholly-owned subsidiary of the Company

SkyTeam Alliance	means the SkyTeam Alliance, one of the three major airline alliances in the world. Please refer to the website http://www.skyteam.com for more details about the SkyTeam Alliance

Supervisors	means the supervisors of the Company

The Reporting Period	means the six months from 1 January 2015 to 30 June 2015

Delta Air Lines	means Delta Air Lines, Inc.

P.04

China Eastern Airlines Corporation Limited Interim Report 2015

INTERIM FINANCIAL INFORMATION

Prepared in accordance with International Financial Reporting Standards

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended 30 June 2015

		(Unaudited)
		Six months ended 30 June
		2015	2014
	Notes	RMB million	RMB million
Revenues	5	44,371	43,094
Other operating income		2,256	1,842

Operating expenses
Aircraft fuel		(10,562)	(14,949)
Gain on fair value movements of derivative financial instruments		4	6
Take-off and landing charges		(5,082)	(4,579)
Depreciation and amortisation		(5,011)	(4,449)
Wages, salaries and benefits		(7,576)	(6,885)
Aircraft maintenance		(1,896)	(2,080)
Impairment charges		(133)	(4)
Food and beverages		(1,212)	(1,148)
Aircraft operating lease rentals		(2,200)	(2,298)
Other operating lease rentals		(325)	(231)
Selling and marketing expenses		(1,888)	(2,044)
Civil aviation development fund		(878)	(797)
Ground services and other expenses		(2,794)	(2,483)
Indirect operating expenses		(1,348)	(1,393)
Total operating expenses		(40,901)	(43,334)
Operating profit		5,726	1,602
Share of results of associates		71	15
Share of results of joint ventures		(3)	12
Finance income		54	40
Finance costs	7	(1,160)	(1,466)
Profit before income tax		4,688	203
Income tax expense	8	(831)	(159)
Profit for the period		3,857	44

P.05

China Eastern Airlines Corporation Limited Interim Report 2015

INTERIM FINANCIAL INFORMATION

Prepared in accordance with International Financial Reporting Standards

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended 30 June 2015

		(Unaudited)
		Six months ended 30 June
		2015	2014
	Notes	RMB million	RMB million
Other comprehensive income for the period
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Cash flow hedges, net of tax		8	(56)
Fair value movements of available-for-sale financial assets, net of tax		67	(47)
Fair value movements of available-for-sale financial assets held by an associate, net of tax		4	(1)
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		79	(104)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Actuarial losses on the post-retirement benefit obligations, net of tax		(76)	–
Net other comprehensive income not to be reclassified to profit or loss in subsequent periods		(76)	–
Other comprehensive income, net of tax		3	(104)
Total comprehensive income for the period		3,860	(60)
Profit attributable to:
Equity shareholders of the Company		3,562	12
Non-controlling interests		295	32
Profit for the period		3,857	44
Total comprehensive income attributable to:
Equity shareholders of the Company		3,562	(90)
Non-controlling interests		298	30
Total comprehensive income for the period		3,860	(60)
Earnings per share attributable to the equity shareholders of the Company during the period
– Basic and diluted (RMB)	9	0.2810	0.0009
Dividends	10	–	–

P.06

China Eastern Airlines Corporation Limited Interim Report 2015

Prepared in accordance with International Financial Reporting Standards

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2015

		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2015	2014
	Notes	RMB million	RMB million
Non-current assets
Intangible assets	12	11,501	11,500
Property, plant and equipment	13	121,403	109,439
Lease prepayments		2,123	2,206
Advanced payments on acquisition of aircraft	14	21,051	20,260
Investments in associates		1,533	1,086
Investments in joint ventures		502	505
Available-for-sale financial assets		403	433
Other long-term assets		2,647	1,957
Deferred tax assets		170	170
Derivative financial instruments		53	30
		161,386	147,586
Current assets
Flight equipment spare parts		2,264	2,259
Trade receivables	15	4,119	3,862
Prepayments and other receivables		7,238	6,394
Derivative financial instruments		–	5
Restricted bank deposits and short-term bank deposits		37	38
Cash and cash equivalents		833	1,355
Assets classified as held for sale		2,520	4,330
		17,011	18,243
Current liabilities
Sales in advance of carriage		5,040	5,064
Trade and bills payable	16	3,265	2,083
Other payables and accruals		20,306	19,215
Current portion of obligations under finance leases	17	5,217	4,596
Current portion of borrowings	18	29,129	28,676
Income tax payable		499	229
Current portion of provision for return condition checks for aircraft under operating leases		1,022	1,267
Derivative financial instruments		5	–
		64,483	61,130
Net current liabilities		(47,472)	(42,887)
Total assets less current liabilities		113,914	104,699

P.07

China Eastern Airlines Corporation Limited Interim Report 2015

INTERIM FINANCIAL INFORMATION

Prepared in accordance with International Financial Reporting Standards

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2015

		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2015	2014
	Notes	RMB million	RMB million
Non-current liabilities
Obligations under finance leases	17	39,741	34,099
Borrowings	18	30,351	30,513
Provision for return condition checks for aircraft under operating leases		2,314	2,617
Other long-term liabilities		2,925	2,756
Post-retirement benefit obligations		2,893	2,822
Deferred tax liabilities		–	26
Derivative financial instruments		96	95
		78,320	72,928
Net asset		35,594	31,771
Equity
Capital and reserves attributable to the equity shareholders of the Company
– Share capital	19	12,674	12,674
– Reserves		20,862	17,300
		33,536	29,974
Non-controlling interests		2,058	1,797
Total equity		35,594	31,771

P.08

China Eastern Airlines Corporation Limited Interim Report 2015

Prepared in accordance with International Financial Reporting Standards

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2015

		Six months ended 30 June 2015 (Unaudited)
	Attributable to equity holders of the Company
					Non-
	Share	Other	Retained		controlling	Total
	capital	reserves	earnings	Subtotal	interests	equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2015	12,674	16,485	815	29,974	1,797	31,771

Total comprehensive income for the period	–	–	3,562	3,562	298	3,860
– Profit for the period	–	–	3,562	3,562	295	3,857
– Other comprehensive income for the period	–	–	–	–	3	3
Dividends paid to non-controlling interests in subsidiaries	–	–	–	–	(37)	(37)
Balance at 30 June 2015	12,674	16,485 *	4,377 *	33,536	2,058	35,594

		Six months ended 30 June 2014 (Unaudited)
	Attributable to equity holders of the Company
					Non-
	Share	Other	Accumulated		controlling	Total
	capital	reserves	losses	Subtotal	interests	equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2014	12,674	16,823	(2,595)	26,902	1,680	28,582

Total comprehensive income for the period	–	(102)	12	(90)	30	(60)
– Profit for the period	–	–	12	12	32	44
– Other comprehensive income for the period	–	(102)	–	(102)	(2)	(104)
Dividends paid to non-controlling interests in subsidiaries	–	–	–	–	(20)	(20)
Balance at 30 June 2014	12,674	16,721	(2,583)	26,812	1,690	28,502

*	These reserve accounts comprise the unaudited consolidated reserve of RMB20,862 million in the unaudited interim condensed consolidated statement of financial position.

P.09

China Eastern Airlines Corporation Limited Interim Report 2015

INTERIM FINANCIAL INFORMATION

Prepared in accordance with International Financial Reporting Standards

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

For the six months ended 30 June 2015

	(Unaudited)
	Six months ended 30 June
	2015	2014
	RMB million	RMB million
Cash flows from operating activities
Profit before tax	4,688	203

Adjustments to reconcile profit before tax to net cash flows:
Depreciation of property, plant and equipment	4,941	4,389
Depreciation of investment properties	–	5
Amortisation of intangible assets	70	58
Amortisation of other long-term assets	177	354
Impairment of an investment in an associate	33	–
Impairment of available-for-sale financial assets	100	–
Gain on disposal of property, plant and equipment	(135)	(12)
Fair value adjustment of derivative financial instruments	(4)	(6)
Gain on investment in associates and joint ventures	(113)	(35)
Finance income	(54)	(40)
Finance costs	1,160	1,466
Provisions for flight equipment spare parts	–	4
(Increase)/decrease in flight equipment spare parts	(5)	20
Increase in trade and other receivables and prepayments	(1,738)	(665)
Increase/(decrease) in trade and other payables	1,713	(320)
Cash generated from operations	10,833	5,421
Income tax paid	(592)	(159)
Net cash flows from operating activities	10,241	5,262
Cash flows from investing activities
Additions of property, plant and equipment	(369)	(414)
Payment of short-term deposits	–	(800)
Advanced payments on acquisition of aircraft	(13,234)	(10,163)
Capital injections in associates	(413)	(53)
Purchases of available-for-sale financial assets	–	(2)
Proceeds from disposal of assets classified as held for sale	1,901	201
Proceeds from disposal of property, plant and equipment	325	406
Gain on disposal of a subsidiary	49	–
Proceeds from maturity of short-term deposits	2	2,449
Interest received	54	38
Dividends received	36	25
Repayment of loans from an associate	247	–
Proceeds from disposal of interests in associates	–	9
Net cash flows used in investing activities	(11,402)	(8,304)

P.10

China Eastern Airlines Corporation Limited Interim Report 2015

Prepared in accordance with International Financial Reporting Standards

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

For the six months ended 30 June 2015

	(Unaudited)
	Six months ended 30 June
	2015	2014
	RMB million	RMB million
Cash flows from financing activities
Proceeds from draw down of short-term bank loans	9,288	13,022
Repayments of short-term bank loans	(17,796)	(7,877)
Proceeds from issuance of short-term debentures	9,000	4,000
Repayments of short-term debentures	(4,000)	(4,000)
Proceeds from draw down of long-term bank loans and other financing activities	14,723	3,552
Proceeds from issuance of long-term debentures and bonds	–	3,298
Repayments of long-term bank loans	(6,359)	(4,999)
Principal repayments of finance lease obligations	(2,563)	(1,610)
Interest paid	(1,561)	(1,198)
Dividends paid to non-controlling interests of subsidiaries	(37)	(20)
Net cash flows from financing activities	695	4,168
Net (decrease)/increase in cash and cash equivalents	(466)	1,126
Cash and cash equivalents at beginning of period	1,355	1,995
Effect of foreign exchange rate changes	(56)	31
Cash and cash equivalents at 30 June	833	3,152

P.11

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

1.	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock limited company, was incorporated in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

The Company is majority owned by China Eastern Air Holding Company (“CEA Holding”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange.

This interim financial information was approved for issue by the Company’s Board on 14 August 2015.

This interim financial information has not been audited.

2.	BASIS OF PREPARATION

This interim financial information for the six months ended 30 June 2015 has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The interim financial information does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements for the year ended 31 December 2014, which have been prepared in accordance with IFRS as issued by the International Accounting Standard Board (“IASB”).

As at 30 June 2015, the Group’s retained earnings were approximately RMB4.38 billion and its current liabilities exceeded its current assets by approximately RMB47.47 billion. In preparing the interim financial information, the Board conducts adequate and detailed review over the Group’s going concern ability based on the current financial situation.

The Board has taken active actions to deal with the situation that current liabilities exceeded its current assets, and the Board is confident that the Group has obtained adequate credit facility from the banks to support the floating capital. As at 30 June 2015, the Group had total unutilised credit facilities of approximately RMB52.3 billion from banks.

P.12

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

2.	BASIS OF PREPARATION (cont’d)

Based on the bank facility obtained by the Group, the past record of the financing and the good working relationship with major banks and financial institutions, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3.	ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2014, except for the adoption of new standards and interpretations effective as of 1 January 2015. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below. Although these new standards and amendments apply for the first time in 2015, they do not have a material impact on the annual consolidated financial statements of the Group or the interim financial information of the Group.

The nature and the impact of each new standard or amendment which is applicable to the Group is described below:

Annual Improvements 2010-2012 Cycle

These improvements are effective from 1 July 2014 and the Group has applied these amendments for the first time in the interim financial information. They include:

P.13

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

3.	ACCOUNTING POLICIES (cont’d)

IFRS 8 Operating Segments

The amendments are applied retrospectively and clarify that:

An entity must disclose the judgements made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’.

The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

The Group has presented the reconciliation of segment assets to total assets in previous periods and continues to disclose the same in Note 6 in the interim financial information.

4.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk and liquidity risk.

The interim financial information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2014.

There have been no changes in the risk management department since the 2014 year end or in any risk management policies.

P.14

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

4.	FINANCIAL RISK MANAGEMENT (cont’d)

(b)	Liquidity risk

The Group’s primary cash requirements have been for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings (both short-term and long-term). The Group generally finances the acquisition of aircraft through long-term finance leases or bank loans.

The Group operates with a working capital deficit. As at 30 June 2015, the Group’s net current liabilities amounted to RMB47,472 million (2014: RMB42,887 million). For the six months ended 30 June 2015, the Group recorded a net cash inflow from operating activities of RMB10,241 million (2014: inflow of RMB5,262 million).

The Directors of the Company believe that cash from operations and borrowings will be sufficient to meet the Group’s operation requirement for cash. Due to the dynamic nature of the underlying businesses, the Group’s treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Directors of the Company believe that the Group has obtained sufficient general credit facilities from the PRC banks for financing future capital commitments and for working capital purposes.

The table below analyses the Group’s financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

P.15

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

4.	FINANCIAL RISK MANAGEMENT (cont’d)

(b)	Liquidity risk (cont’d)

	Less than	Between	Between
	1 year	1 and 2 years	2 and 5 years	Over 5 years
	RMB million	RMB million	RMB million	RMB million
As at 30 June 2015 (Unaudited)
Borrowings	30,728	12,255	10,633	10,900
Derivative financial instruments	5	4	64	28
Obligations under finance leases	6,215	6,780	17,158	19,964
Trade, bills and other payables	16,124	–	–	–
Total	53,072	19,039	27,855	30,892
As at 31 December 2014 (Audited)
Borrowings	30,204	9,751	12,532	12,170
Derivative financial instruments	–	18	59	18
Obligations under finance leases	5,453	5,174	13,165	19,272
Trade, bills and other payables	14,163	–	–	–
Total	49,820	14,943	25,756	31,460

P.16

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

4.	FINANCIAL RISK MANAGEMENT (cont’d)

(c)	Fair value estimation of financial assets and liabilities

(i)	Financial instruments not measured at fair value

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

	(Unaudited)		(Audited)
	30 June 2015		31 December 2014
	Carrying		Carrying
	amounts	Fair values	amounts	Fair values
	RMB million	RMB million	RMB million	RMB million
Financial assets
Deposits relating to aircraft held under operating leases included in other long term assets	406	398	482	466
Financial liabilities
Long-term bank borrowings	34,722	35,691	30,925	31,914
Guaranteed bonds	10,287	10,300	10,285	10,300
Obligations under finance leases	44,958	45,017	38,695	38,455
Total	89,967	91,008	79,905	80,669

Management has assessed the fair value of cash and cash equivalents, restricted bank deposits and short-term bank deposits, trade and other receivables, trade and bills and other payables, short-term debentures. Given their short term nature, their carrying amounts approximated to the fair values.

The fair values of the deposits relating to aircraft held under operating leases, long-term bank borrowings and obligations under finance leases have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

P.17

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

4.	FINANCIAL RISK MANAGEMENT (cont’d)

(c)	Fair value estimation of financial assets and liabilities (cont’d)

(ii)	Financial instruments measured at fair value

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with high credit ratings. Derivative financial instruments, including forward currency contracts and interest rate swaps, are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. As at 30 June 2015, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets and liabilities measured at fair value:

As at 30 June 2015 (Unaudited)

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets	265	–	–	265
Derivative financial instruments
– Interest rate swaps	–	32	–	32
– Forward foreign exchange contracts	–	21	–	21
Total	265	53	–	318
Liabilities
Derivative financial instruments
– Interest rate swaps	–	101	–	101
Total	–	101	–	101

P.18

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

4.	FINANCIAL RISK MANAGEMENT (cont’d)

(c)	Fair value estimation of financial assets and liabilities (cont’d)

(ii)	Financial instruments measured at fair value (cont’d) Fair value hierarchy (cont’d)

Assets and liabilities measured at fair value: (cont’d)

As at 31 December 2014 (Audited)

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets	195	–	–	195
Derivative financial instruments
– Interest rate swaps	–	8	–	8
– Forward foreign exchange contracts	–	27	–	27
Total	195	35	–	230
Liabilities
Derivative financial instruments
– Interest rate swaps	–	95	–	95
Total	–	95	–	95

The fair values of financial instruments traded in active markets were based on quoted market prices at the reporting dates.

The fair value of hedging instruments and other derivative instruments were determined by using valuation techniques. These valuation techniques use applicable models and maximize the use of observable market data where it is available and also use quoted market prices or dealer quotes for reference.

Available-for-sale financial assets are listed A share and listed H share stock investments.

P.19

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

4.	FINANCIAL RISK MANAGEMENT (cont’d)

(c)	Fair value estimation of financial assets and liabilities (cont’d)

(ii)	Financial instruments measured at fair value (cont’d)

Fair value hierarchy (cont’d)

Assets and liabilities for which fair values are disclosed:

As at 30 June 2015 (Unaudited)

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Deposits relating to aircraft held under operating leases included in other long term assets	–	398	–	398
Liabilities
Long-term bank borrowings	–	35,691	–	35,691
Guaranteed bonds	–	10,300	–	10,300
Obligations under finance leases	–	45,017	–	45,017
Total	–	91,008	–	91,008

P.20

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

4.	FINANCIAL RISK MANAGEMENT (cont’d)

(c)	Fair value estimation of financial assets and liabilities (cont’d)

(ii)	Financial instruments measured at fair value (cont’d)

Fair value hierarchy (cont’d)

Assets and liabilities for which fair values are disclosed: (cont’d)

As at 31 December 2014 (Audited)

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Deposits relating to aircraft held under operating leases included in other long term assets	–	466	–	466
Liabilities
Long-term bank borrowings	–	31,914	–	31,914
Guaranteed bonds	–	10,300	–	10,300
Obligations under finance leases	–	38,455	–	38,455
Total	–	80,669	–	80,669

P.21

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

5.	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	(Unaudited)
	Six months ended 30 June
	2015	2014
	RMB million	RMB million
Traffic revenues
– Passenger	37,152	35,965
– Cargo and mail	3,217	3,616
Tour operations income	1,481	1,218
Ground service income	1,185	1,159
Cargo handling income	148	93
Commission income	34	53
Others	1,154	990
	44,371	43,094

6.	SEGMENT INFORMATION

CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling income.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The management is of the opinion that these services have similar economic characteristics and hence the results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

P.22

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

6.	SEGMENT INFORMATION (cont’d)

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenue and profit or loss, arising from different accounting policies are set out in Note 6(b) below.

The segment results for the six months ended 30 June 2015 are as follows:

	(Unaudited)
	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Reportable segment revenue from external customers	42,446	1,865	–	–	44,311
Inter-segment sales	–	192	(192)	–	–
Reportable segment revenue	42,446	2,057	(192)	–	44,311
Reportable segment profit before income tax	4,530	47	–	113	4,690
Other segment information

Depreciation and amortisation	5,126	60	–	–	5,186
Impairment charge	103	33	–	–	136
Interest income	52	9	(7)	–	54
Finance expenses	974	139	(9)	–	1,104
Capital expenditure	18,551	212	–	–	18,763

P.23

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

6.	SEGMENT INFORMATION (cont’d)

The segment results for the six months ended 30 June 2014 are as follows:

	(Unaudited)
	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total**
	RMB million	RMB million	RMB million	RMB million	RMB million
Reportable segment revenue from external customers	41,161	1,487	–	–	42,648
Inter-segment sales	–	185	(185)	–	–
Reportable segment revenue	41,161	1,672	(185)	–	42,648
Reportable segment profit before income tax	47	124	–	35	206
Other segment information

Depreciation and amortisation	4,742	62	–	–	4,804
Impairment charge	4	–	–	–	4
Interest income	30	18	(8)	–	40
Finance expenses	719	163	(75)	–	807
Capital expenditure	15,707	84	–	–	15,791

P.24

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

6.	SEGMENT INFORMATION (cont’d)

The segment assets and liabilities as at 30 June 2015 and 31 December 2014 are as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
At 30 June 2015 (Unaudited)
Reportable segment assets	169,802	8,778	(4,906)	2,438	176,112
Reportable segment liabilities	140,357	7,349	(4,906)	–	142,800
At 31 December 2014 (Audited)
Reportable segment assets	156,786	8,679	(3,947)	2,024	163,542
Reportable segment liabilities	130,696	7,306	(3,947)	–	134,055

*	Unallocated assets primarily represent investments in associates and joint ventures, and available-for-sale financial assets. Unallocated results primarily represent the share of results of associates and joint ventures and available-for-sale financial assets.

**	In 2014, the Group acquired a subsidiary which was under the common control of CEA Holding. The acquisition of this subsidiary under common control has been accounted for using the merger method of accounting in the consolidated financial statements of the Company prepared under the PRC Accounting Standards.

The merger method of accounting involves incorporating the financial statement items of the consolidating entities or businesses in which the common control combination occurs as if they had been consolidated from the date when the consolidating entities or businesses first came under the control of the controlling party.

Hence, the financial statement items of the Group prepared under the PRC Accounting Standards as at 30 June 2014 were re-presented to reflect the inclusion of the acquiree, resulting in the re-presented corresponding information in the Group’s reportable segment for the period as shown above.

P.25

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

6.	SEGMENT INFORMATION (cont’d)

(a)	Information about geographical areas.

The Group’s revenues under IFRS by geographical areas are analysed based on the following criteria:

1)	Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	(Unaudited)
	Six months ended 30 June
	2015	2014
	RMB million	RMB million
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	28,982	28,673
International	13,629	12,514
Regional (Hong Kong, Macau and Taiwan)	1,760	1,907
Total	44,371	43,094

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic areas and hence segment non-current assets and capital expenditure by geographic areas are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered in the PRC.

P.26

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

6.	SEGMENT INFORMATION (cont’d)

(b)	Reconciliation of reportable segment revenue, profit, assets and liabilities under the PRC Accounting Standards to the consolidated figures under IFRS as reported in the interim financial information.

		(Unaudited)
		Six months ended 30 June
		2015	2014**
	Notes	RMB million	RMB million
Revenue
Reportable segment revenue		44,311	42,648
– Reclassification of business tax	(i)	(80)	(51)
– Reclassification of expired sales in advance of carriage	(i)	140	554
– Adjustments of business combination under common control		–	(57)
Consolidated revenue		44,371	43,094

		(Unaudited)
		Six months ended 30 June
		2015	2014**
	Note	RMB million	RMB million
Profit before income tax
Reportable segment profit		4,690	206
– Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	(2)	(2)
– Adjustments of business combination under common control		–	(1)
Consolidated profit before income tax		4,688	203

P.27

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

6.	SEGMENT INFORMATION (cont’d)

(b)	Reconciliation of reportable segment revenue, profit, assets and liabilities under the PRC Accounting Standards to the consolidated figures under IFRS as reported in the interim financial information. (cont’d)

		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2015	2014
	Notes	RMB million	RMB million
Assets
Reportable segment assets		176,112	163,542
– Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	43	45
– Difference in intangible asset arising from the acquisition of Shanghai Airlines	(iii)	2,242	2,242
Consolidated total assets		178,397	165,829

P.28

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

6.	SEGMENT INFORMATION (cont’d)

(b)	Reconciliation of reportable segment revenue, profit, assets and liabilities under the PRC Accounting Standards to the consolidated figures under IFRS as reported in the interim financial information. (cont’d)

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2015	2014
	RMB million	RMB million
Liabilities
Reportable segment liabilities	142,800	134,055
– Adjustments of business combination under common control	–	3
– Others	3	–
Consolidated total liabilities	142,803	134,058

Notes:

(i)	The difference represents the different classification of business tax and expired sales in advance of carriage under the PRC Accounting Standards and IFRS.

(ii)	The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purpose in prior periods under the PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRS and the PRC Accounting Standards.

(iii)	The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRS, which results in the different measurement of goodwill.

P.29

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

7.	FINANCE COSTS

	(Unaudited)
	Six months ended 30 June
	2015	2014
	RMB million	RMB million
Interest on bank borrowings	788	707
Interest relating to obligations under finance leases	391	267
Interest on bonds and debentures	251	120
Interest relating to bills payable	4	38
Exchange losses, net	56	660
	1,490	1,792
Less: amounts capitalised into advanced payments on acquisition of aircraft (Note 14)	(330)	(319)
amounts capitalised into construction in progress (Note)	–	(7)
	1,160	1,466

Note:

The weighted average interest rate used for interest capitalization is 2.63% per annum for the six months ended 30 June 2015 (2014: 2.69%).

P.30

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

8.	INCOME TAX EXPENSE

Income tax expense charged to the profit or loss is as follows:

	(Unaudited)
	Six months ended 30 June
	2015	2014
	RMB million	RMB million
Provision for PRC income tax	860	159
Deferred taxation	(29)	–
	831	159

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No.58), and other series of tax regulations, the enterprises, located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. China Eastern Yunnan Airlines Co., Ltd. (“CEA Yunnan”), a subsidiary of the Group, obtained the approval from tax authority and has been entitled to a reduced tax rate of 15% from 1 January 2011. The Company’s branches located in Sichuan, Gansu and Xibei also obtained the approval from the respective tax authorities and are entitled to a reduced tax rate of 15%.

The Company and subsidiaries except for CEA Yunnan, the Company’s branches located in Sichuan, Gansu and Xibei and those incorporated in Hong Kong, which are subject to Hong Kong corporate income tax rate of 16.5% (2014: 16.5%), are generally subject to the PRC standard corporate tax rate of 25% (2014: 25%).

P.31

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

9.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the unaudited consolidated profit attributable to equity shareholders of the Company of approximately RMB3,562 million and the weighted average number of shares of 12,674 million in issue during the six months ended 30 June 2015.

The Company has no potentially dilutive ordinary shares in issue during the six months ended 30 June 2015. (2014: Nil)

10.	DIVIDEND

The Board has not recommended any interim dividend for the six months ended 30 June 2015 (2014: Nil).

11.	PROFIT APPROPRIATION

No appropriation to the statutory reserves has been made during the six months ended 30 June 2015 (2014: Nil). Such appropriations will be made at year end in accordance with the relevant PRC regulations and the Articles of Association of individual group companies.

12.	INTANGIBLE ASSETS

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2015	2014
	RMB million	RMB million
Goodwill (Note)	11,270	11,270
Other intangible assets	231	230
	11,501	11,500

Note:

The balance represents goodwill arising from the acquisition of Shanghai Airlines. Goodwill is attributable to strengthening the competitiveness of the Group’s airline transportation operations, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation center.

P.32

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

13.	PROPERTY, PLANT AND EQUIPMENT

	(Unaudited)
	Six months ended 30 June 2015
	Aircraft,
	engines
	and flight
	equipment	Others	Total
	RMB million	RMB million	RMB million
Carrying amount at 1 January 2015	98,536	10,903	109,439
Transfers from advanced payments on acquisition of aircraft (Note 14)	12,773	–	12,773
Other additions	4,328	713	5,041
Depreciation charges	(4,488)	(453)	(4,941)
Transfer to assets classified as held for sale	(188)	–	(188)
Transfer to other long-term assets	–	(529)	(529)
Disposals	(167)	(25)	(192)
Carrying amount at 30 June 2015	110,794	10,609	121,403

P.33

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

14.	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

(Unaudited)
Six months
ended
30 June
2015
RMB million
Carrying amount at 1 January	20,260
Additions	13,234
Interest capitalised (Note 7)	330
Transfers to property, plant and equipment (Note 13)	(12,773)
Carrying amount at 30 June	21,051

15.	TRADE RECEIVABLES

The credit terms given to trade customers are determined on an individual basis, with credit periods generally ranging from 15 days to 60 days.

The aging analysis of trade receivables is as follows:

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2015	2014
	RMB million	RMB million
Within 90 days	2,642	1,539
91 to 180 days	1,050	1,774
181 to 365 days	251	456
Over 365 days	384	299
	4,327	4,068
Less: provision for impairment of receivables	(208)	(206)
Trade receivables	4,119	3,862

Balances with related parties included in trade receivables are summarised in Note 21(b)(i).

P.34

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

16.	TRADE AND BILLS PAYABLE

The aging analyses of trade and bills payable is as follows:

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2015	2014
	RMB million	RMB million
Within 90 days	1,886	764
91 to 180 days	149	309
181 to 365 days	284	240
Over 365 days	946	770
Trade and bills payable	3,265	2,083

Balances with related parties included in trade and bills payable are summarised in Note 21 (b)(ii).

17.	OBLIGATIONS UNDER FINANCE LEASES

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2015	2014
	RMB million	RMB million
Within one year	5,217	4,596
In the second year	5,899	4,411
In the third to fifth year inclusive	15,227	11,482
After the fifth year	18,615	18,206
Total	44,958	38,695
Less: amount repayable within one year	(5,217)	(4,596)
Long-term portion	39,741	34,099

P.35

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

18.	BORROWINGS

		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2015	2014
	Note	RMB million	RMB million
Non-current
Long-term bank borrowings
– Secured		13,429	14,725
– Unsecured		8,833	5,503
Guaranteed bonds		8,089	10,285
		30,351	30,513
Current
Current portion of long-term bank borrowings
– Secured		2,373	2,254
– Unsecured		10,087	8,443
Short-term bank borrowings
– Unsecured		5,471	13,979
Short-term bank debentures	(i)	9,000	4,000
Guaranteed bonds		2,198	–
		29,129	28,676
Total borrowings		59,480	59,189

Note:

(i)	On 12 February 2015, the Company issued unsecured short-term debentures in an aggregate principal amount of RMB3 billion with a maturity of 180 days. The debentures bear interest at the rate of 4.50% per annum.

On 26 March 2015, the Company issued unsecured short-term debentures in an aggregate principal amount of RMB3 billion with a maturity of 180 days. The debentures bear interest at the rate of 4.50% per annum.

On 26 June 2015, the Company issued unsecured short-term debentures in an aggregate principal amount of RMB3 billion with a maturity of 270 days. The debentures bear interest at the rate of 3.50% per annum.

P.36

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

19.	ISSUED CAPITAL

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2015	2014
	RMB million	RMB million
Registered, issued and fully paid of RMB1.00 each

A shares listed on The Shanghai Stock Exchange (“A Shares”)	8,481	8,481
– Tradable shares held by CEA Holding with trading moratorium	242	242
– Tradable shares held by CES Finance Holding Co., Ltd. with trading moratorium	457	457
– Tradable shares without trading moratorium	7,782	7,782

H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”)	4,193	4,193
– Tradable shares held by CES Global Holding (Hong Kong) Limited with trading moratorium	699	699
– Tradable shares without trading moratorium	3,494	3,494
	12,674	12,674

Pursuant to articles 49 and 50 of the Company’s Articles of Association, both the listed A shares and the listed H shares are all registered ordinary shares and carry equal rights.

P.37

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

20.	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments:

	(Unaudited)	(Audited)
	As at	As at
	30 June	31 December
	2015	2014
	RMB million	RMB million
Authorised and contracted for:
– Aircraft, engines and flight equipment	90,492	105,011
– Other property, plant and equipment	1,915	3,108
– Investments	–	38
	92,407	108,157
Authorised but not contracted for:
– Other property, plant and equipment	26,182	26,182
– Investments	–	1,000
	26,182	27,182
Total	118,589	135,339

P.38

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

20.	COMMITMENTS (cont’d)

(b)	Operating lease commitments

As at the reporting date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	(Unaudited)		(Audited)
	As at 30 June 2015		As at 31 December 2014
	Aircraft,		Aircraft,
	engines		engines
	and flight	Land and	and flight	Land and
	equipment	buildings	equipment	buildings
	RMB million	RMB million	RMB million	RMB million
Within one year	4,026	301	3,818	202
In the second year	3,435	174	3,508	164
In the third to fifth year inclusive	7,833	389	8,022	382
After the fifth year	7,568	2,007	8,682	1,983
Total	22,862	2,871	24,030	2,731

21.	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 40.03% of the Company’s shares as at 30 June 2015 (2014: 40.03%). In addition, through CES Global Holding (Hong Kong) Limited, and CES Finance Holding Co.,Ltd., two wholly owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional approximately 20.72% and 3.61% of the Company’s shares respectively as at 30 June 2015 (2014: 20.72% and 3.61%).

The Company is a state-owned enterprise established in the PRC and is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 “Related Party Disclosures”, government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries (“Other State Owned Enterprises”), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company as well as their close family members.

P.39

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

21.	RELATED PARTY TRANSACTIONS (cont’d)

For the purposes of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed below in addition to the transactions detailed elsewhere in the interim financial information:

(a)	Related party transactions

		(Unaudited)
		Income/(expense or payments)
		Six months ended 30 June
		2015	2014
Nature of transactions	Related party	RMB million	RMB million
With CEA Holding or companies directly or indirectly held by CEA Holding:

Interest income on deposits at an average rate of 0.34% per annum (2014: 0.39% per annum)	Eastern Air Group Finance Co., Ltd. (“Eastern Finance”)	2	11

Interest income on loans	Jetstar Hong Kong Limited	6	–

Interest expense on loans at a rate of 2.28% (2014: 4.57%) per annum	Eastern Finance	(18)	(21)

Handling charges of 0.1% to 6% for purchase of aircrafts, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines	Eastern Aviation Import & Export Co., Ltd. (“Eastern Import & Export”)	(50)	(52)

P.40

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

21.	RELATED PARTY TRANSACTIONS (cont’d)

(a)	Related party transactions (cont’d)

		(Unaudited)
		Income/(expense or payments)
		Six months ended 30 June
		2015	2014
Nature of transactions	Related party	RMB million	RMB million
Repairs and maintenance expense for aircraft and engines	Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”)	(51)	(40)

	Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”)	(110)	(112)

	Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”)	(731)	(1,177)

Supply of system services	Eastern China Kaiya System Integration (“China Kaiya”)	(14)	(18)

Supply of food and beverages	Shanghai Eastern Air Catering Co., Ltd. (“Shanghai Catering”)	(500)	(372)

Advertising expense	Shanghai Eastern Aviation Advertising Services Co., Ltd. (“Eastern Advertising”)	(8)	(11)

Media royalty fee	Eastern Advertising	(1)	–

P.41

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

21.	RELATED PARTY TRANSACTIONS (cont’d)

(a)	Related party transactions (cont’d)

		(Unaudited)
		Income/(expense or payments)
		Six months ended 30 June
		2015	2014
Nature of transactions	Related party	RMB million	RMB million
Automobile maintenance service,aircraft maintenance, providing transportation automobile and other products	CEA Development	(57)	(63)

Maintenance and repair services fee	Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”)	–	(20)

	Shanghai Eastern Aviation Equipment Manufacturing Co., Ltd.	(13)	(24)

Land and building rental	CEA Holding	(25)	(25)

Hotel service fee	Eastern Air Tourism Investment Group Co., Ltd. (“Eastern Tourism”)	–	(12)

	CEA Development	(18)	–

Property management and green maintenance expenses	Shanghai Eastern Airline Investment Co. Ltd. (“Eastern Investment”)	–	(5)

	CEA Development	(14)	–

P.42

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

21.	RELATED PARTY TRANSACTIONS (cont’d)

(b)	Balances with related parties

(i)	Amounts due from related parties

		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2015	2014
Nature	Company	RMB million	RMB million
Trade receivables	Others	3	1
		3	1
Prepayments and	Eastern Import & Export	61	123
other receivables	China Kaiya	–	14
	Collins Aviation Maintenance Services (Shanghai) Limited (“Collins Aviation”)	–	16
	Others	24	16
		85	169

All the amounts due from related parties are interest free and unsecured, within normal credit terms given to trade customers.

P.43

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

21.	RELATED PARTY TRANSACTIONS (cont’d)

(b)	Balances with related parties (cont’d)

(ii)	Amounts due to related parties

		(Unaudited)	(Audited)
		As at	As at
		30 June	31 December
		2015	2014
Nature	Company	RMB million	RMB million
Trade and bills payable	Eastern Import & Export	101	112
	Shanghai Catering	5	38
	Technologies Aerospace	4	4
	Others	50	32
		160	186
Other payables and	Eastern Import & Export	1,347	652
accruals	Shanghai P&W	205	255
	Shanghai Catering	287	154
	CEA Holding	77	97
	Collins Aviation	–	15
	China Kaiya	–	12
	Shanghai Hute	1	59
	Technologies Aerospace	48	157
	CEA Development	53	50
	Others	176	32
		2,194	1,483

Except for the amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related parties are trade in nature. All amounts due to related parties are interest free and payable within normal credit terms given by trade creditors.

P.44

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

21.	RELATED PARTY TRANSACTIONS (cont’d)

(b)	Balances with related parties (cont’d)

(iii)	Short-term deposits and borrowings with associates and CEA Holding

			(Unaudited)	(Audited)
	Average interest rate		As at	As at 31
	Six months ended 30 June		30 June	December
	2015	2014	2015	2014
			RMB million	RMB million
Short-term deposits (included in restricted bank deposits and short-term bank deposits) “Eastern Finance”	0.34%	0.39%	57	369
Short-term borrowings (included in borrowings) “Eastern Finance”	2.28%	3.92%	73	73
Long-term borrowings (included in borrowings) “Eastern Finance”	–	6.15%	–	125
Loans (included in prepayments and other receivables) “Jetstar Hong Kong Limited”	3.63%	–	122	369

(c)	Guarantees by holding company

As at 30 June 2015, certain bonds of the Group guaranteed by CEA Holding were RMB4.8 billion (As at 31 December 2014: RMB4.8 billion).

P.45

China Eastern Airlines Corporation Limited Interim Report 2015

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2015

22.	SEASONALITY

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year.

23.	EVENTS AFTER THE REPORTING PERIOD

On 9 July 2015, the Company entered into an agreement with the Boeing Company, Inc. regarding the purchase of fifty brand new Boeing B737 series aircraft. The aggregate consideration of the fifty brand new Boeing B737 series aircraft is approximately USD 4.55 billion. The aircraft are expected to be delivered to the Company in stages from 2017 to 2019.

On 27 July 2015, the Company entered into a subscription agreement with Delta Air Lines, Inc. (“Delta Air Lines”), pursuant to which the Company has agreed to allot and issue to Delta Air Lines, and Delta Air Lines has agreed to subscribe for 465,910,000 issued H Shares, at the subscription price of HK$3,488,895,000, upon the terms and subject to the conditions set out in the subscription agreement. Completion of the subscription is subject to the fulfilment of a number of conditions. As such, the subscription may or may not proceed.

On 14 August 2015, the Company entered into an agreement with Airbus SAS regarding the purchase of fifteen brand new Airbus A330 series aircraft. The aggregate consideration of the fifteen brand new Airbus A330 series aircraft is approximately USD3.63 billion. The aircraft are expected to be delivered to the Company in stages from 2017 to 2018.

P.46

China Eastern Airlines Corporation Limited Interim Report 2015

SUMMARY OF SELECTED OPERATING DATA

	For the six months ended 30 June
	2015	2014	Change
Capacity
ATK (available tonne – kilometres) (millions)	12,055.22	10,891.58	10.68%
– Domestic routes	6,345.18	5,821.28	9.00%
– International routes	5,323.47	4,664.27	14.13%
– Regional routes	386.58	406.03	–4.79%

ASK (available seat – kilometres) (millions)	86,106.75	76,931.77	11.93%
– Domestic routes	57,732.51	53,085.18	8.75%
– International routes	25,648.77	20,974.84	22.28%
– Regional routes	2,725.47	2,871.75	–5.09%

AFTK (available freight tonne – kilometres) (millions)	4,305.62	3,967.72	8.52%
– Domestic routes	1,149.25	1,043.61	10.12%
– International routes	3,015.08	2,776.53	8.59%
– Regional routes	141.28	147.57	–4.26%

Hours flown (thousands)	865.91	780.67	10.92%

Traffic
RTK (revenue tonne – kilometres) (millions)	8,554.37	7,752.63	10.34%
– Domestic routes	4,614.25	4,222.01	9.29%
– International routes	3,697.34	3,276.43	12.85%
– Regional routes	242.78	254.20	–4.49%

RPK (revenue passenger – kilometres) (millions)	69,220.14	61,499.79	12.55%
– Domestic routes	46,686.59	42,628.16	9.52%
– International routes	20,481.62	16,684.65	22.76%
– Regional routes	2,051.93	2,186.98	–6.18%

RFTK (revenue freight tonne – kilometres) (millions)	2,415.72	2,294.35	5.29%
– Domestic routes	465.79	431.81	7.87%
– International routes	1,888.42	1,801.25	4.84%
– Regional routes	61.52	61.29	0.38%

Number of passengers carried (thousands)	44,827.67	40,418.67	10.91%
– Domestic routes	37,348.49	34,286.27	8.93%
– International routes	5,962.79	4,551.88	31.00%
– Regional routes	1,516.38	1,580.53	–4.06%

P.47

China Eastern Airlines Corporation Limited Interim Report 2015

SUMMARY OF SELECTED OPERATING DATA

	For the six months ended 30 June
	2015	2014	Change
Weight of freight carried (kg) (millions)	678.07	655.62	3.42%
– Domestic routes	325.06	319.93	1.60%
– International routes	303.34	286.50	5.88%
– Regional routes	49.67	49.19	0.98%

Load factors
Overall load factor (%)	70.96	71.18	–0.22	pts
– Domestic routes	72.72	72.53	0.19	pts
– International routes	69.45	70.25	–0.80	pts
– Regional routes	62.80	62.61	0.19	pts

Passenger load factor (%)	80.39	79.94	0.45	pts
– Domestic routes	80.87	80.30	0.57	pts
– International routes	79.85	79.55	0.30	pts
– Regional routes	75.29	76.16	–0.87	pts

Freight load factor (%)	56.11	57.83	–1.72	pts
– Domestic routes	40.53	41.38	–0.85	pts
– International routes	62.63	64.87	–2.24	pts
– Regional routes	43.54	41.53	2.01	pts

Unit revenue index (including fuel surcharge)*
Revenue tonne – kilometres yield (RMB)	4.891	5.276	–7.30%
– Domestic routes	5.675	6.242	–9.08%
– International routes	3.746	3.859	–2.93%
– Regional routes	7.418	7.482	–0.86%

Passenger – kilometres yield (RMB)	0.558	0.606	–7.92%
– Domestic routes	0.551	0.605	–8.93%
– International routes	0.552	0.587	–5.96%
– Regional routes	0.787	0.770	2.21%

Freight tonne – kilometres yield (RMB)	1.332	1.576	–15.48%
– Domestic routes	1.043	1.274	–18.13%
– International routes	1.348	1.582	–14.79%
– Regional routes	3.023	3.541	–14.63%

P.48

China Eastern Airlines Corporation Limited Interim Report 2015

SUMMARY OF SELECTED OPERATING DATA

	For the six months ended 30 June
	2015	2014	Change
Unit revenue index (excluding fuel surcharge)*
Revenue tonne – kilometres yield (RMB)	4.447	4.427	0.45%
– Domestic routes	5.601	5.489	2.04%
– International routes	2.885	2.934	–1.67%
– Regional routes	6.290	6.046	4.04%

Passenger – kilometres yield (RMB)	0.515	0.516	–0.19%
– Domestic routes	0.544	0.532	2.26%
– International routes	0.432	0.462	–6.49%
– Regional routes	0.671	0.631	6.34%

Freight tonne – kilometres yield (RMB)	0.998	1.115	–10.49%
– Domestic routes	0.966	1.169	–17.37%
– International routes	0.958	1.053	–9.02%
– Regional routes	2.438	2.578	–5.43%

*	In calculating unit revenue index, the relevant revenue includes income generated from co-operation routes.

P.49

China Eastern Airlines Corporation Limited Interim Report 2015

FLEET STRUCTURE

The Group has been continuously optimising its fleet structure in recent years. In the first half of 2015, the Group introduced a total of 35 aircraft of major models and a total of 21 aircraft of older models, including B757-200F aircraft, retired. The variety of aircraft models of the Group’s fleet has been further streamlined and the fleet structure has been made younger.

As at 30 June 2015, the Group operated a fleet of 527 aircraft, which included 501 passenger aircraft, 10 freighters and 16 business aircraft held under trust.

					(Units)
	Fleet structure as at 30 June 2015
		Self-owned
		and under	Under		Average
		finance	operating		fleet age
No.	Model	lease	lease	Sub-total	(Years)
Total number of passenger aircraft		371	130	501
Wide-body aircraft		53	10	63	5.2
1	B777-300ER	6	0	6	0.5
2	B767	6	0	6	14.3
3	A340–600*Note	2	0	2	11.0
4	A330–300	11	7	18	7.0
5	A330–200	28	3	31	3.0

Narrow-body aircraft		318	120	438	5.9
6	A321	42	0	42	4.6
7	A320	116	39	155	6.6
8	A319	30	4	34	3.2
9	B757-200*Note	1	0	1	10.3
10	B737–800	56	68	124	4.4
11	B737–700	53	9	62	6.9
12	B737–300	12	0	12	16.8
13	EMB–145LR	8	0	8	8.5
Total number of freighters		2	8	10	6.1
14	B747-400F	2	2	4	8.0
15	B777F	0	6	6	4.8

P.50

China Eastern Airlines Corporation Limited Interim Report 2015

FLEET STRUCTURE

	Fleet structure as at 30 June 2015
		Self-owned
		and under	Under		Average
		finance	operating		fleet age
No.	Model	lease	lease	Sub-total	(Years)
Total number of passenger aircraft and freighters		373	138	511	5.8
Business aircraft held under trust				16
Total number of aircraft				527

Note: A340-600 and B757-200 models are planned to be retired from the Group’s fleet by 31 December 2015.

P.51

China Eastern Airlines Corporation Limited Interim Report 2015

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Operation

In the first half of 2015, the global economy experienced weak recovery and major economies diverged significantly. Despite being under relatively strong downward pressure, the growth of the PRC’s overall economy was in line with expectation. The global air passenger and freight volume continued to increase, the aircraft fuel costs further decreased, and the development of the industry had good momentum. Thanks to the stable progress of the structural adjustment in the domestic economy, consumption upgrade and the development of tourism economy, the overall demand in the Chinese air transportation market was strong. Nevertheless, the competition in the industry increasingly intensified and the challenge brought by alternative means of transportation, such as high-speed railway, demonstrated a normalized trend. Facing the complicated and dynamic operating environment and under the premise of ensuring safe operation, the Group has been strengthening its marketing on passenger and freight transportation, continuously improving service quality and actively fostering transformation and development. As a result, the Group achieved favourable results of operations.

In the first half of 2015, the Group recorded an operating revenue of RMB46,627 million, representing an increase of 3.76% from the same period last year. Net profit attributable to the equity shareholders of the Company was RMB3,562 million, representing an increase of RMB3,550 million from the same period last year.

Operations

Safe Operation

The Group has been committed to ensuring safe operation. In the first half of 2015, the Group facilitated the establishment of the operation risk control system in order to raise safety and risk management standards. It also established operation qualification and flight protection data platform in order to raise safety management abilities. It also intensified the analysis and application of flight data and further promoted phase 2 of the Electronic Flight Bag in order to reinforce the application of safety techniques.

In the first half of 2015, the Group had 865,900 safe flying hours and 371,600 take-off and landing flights, which have increased by 10.9% and 8%, respectively over the same period last year.

P.52

China Eastern Airlines Corporation Limited Interim Report 2015

MANAGEMENT DISCUSSION AND ANALYSIS

Passenger Transportation Marketing

In the first half of 2015, through refining market analysis, optimising production structure, and reinforcing revenue control and customer development, operating capabilities of the Group were continuously enhanced, achieving passenger revenue of RMB37,152 million, representing an increase of 3.3% from the same period last year.

In order to seize the opportunity of the booming demand for tourism, the Group increased its flight capacity on the Japan, Europe and Southeast Asia routes and reduced its flight capacity on the China – Korea routes in a timely manner in view of the situation of MERS (Middle East respiratory syndrome) in Korea. The Group proactively expanded its direct sales channels, the proportion of revenue from direct sales has increased by approximately 9 pts from the same period last year. By optimising transit connection and reinforcing interline transit, the Group continued to facilitate the establishment of Shanghai core hub and Kunming and Xi’an regional hubs. Relying on the data from the marketing data analysing system, the Group actively expanded its marketing towards high-end customers and the total number of corporate customers increased by 9% from the same period last year, among which, both the total number of customers of corporate contracts and revenue increased by over 40% from the same period last year and the total number of frequent flyer members increased by approximately 2 million.

Freight Transportation and Logistics

In the first half of 2015, Eastern Logistics has tightened its cost control, optimized production organization and broadened marketing channels to achieve a profit of RMB48 million.

In terms of traditional freight transportation operation, the Group further streamlined its fleet scale and terminated the leases of two older freighters in order to reduce operating costs. By improving the utilisation rate of freighters, the Group’s flight capacities in the core markets in Europe and America were stabilised. The Group proactively broadened its sourcing channels, strengthened joint cooperation and increased transit ratio of freight transportation at Shanghai hub. In terms of transformation of freight transportation logistics, the Group established transit marketing platform to establish CEA’s rapid supply chain. The Group also entered into the high-end pharmaceutical flight logistics market and constructed online platform of aviation equipment to optimize third party logistics solution. It established channels connecting Los Angeles and first to third-tier cities in China through Ningbo and refined its cross-border e-commerce logistics solution.

P.53

China Eastern Airlines Corporation Limited Interim Report 2015

MANAGEMENT DISCUSSION AND ANALYSIS

Alliance and Cooperation

The Group placed importance on the cooperation platform of SkyTeam Alliance, and enhanced its cooperation with SkyTeam partners in different aspects.

The Group proactively improved the strategic cooperation with Delta Air Lines and planned to introduce Delta Air Lines as the Group’s strategic investor. Such cooperation included realizing interline transit with Delta Air Lines at Pudong Airport T1 Terminal, adding 13 code-share cooperation routes, jointly exploring corporate customer resources and developing the sales of the Group’s premium North America routes.

In the first half of 2015, the Group also commenced code-share cooperation with other SkyTeam members, including Air France, Alitalia, Russian Airlines, China Southern Airlines, Xiamen Airlines and China Airlines, on 24 routes, and realized the reciprocal arrangement of interline transit and direct baggage transit with Air France for two-way flights at Pudong Airport. As at the end of the first half of 2015, the Group cooperated with 12 SkyTeam members on code-share cooperation for a total of 704 routes, with an aggregate of 372 destinations.

Service Quality

Adhering to the service philosophy of “Customer-Oriented and Dedicated Service”, the Group improved its standardized service processes and enhanced consistency in services to improve service quality. In improving the construction and application of information technologies in services, the Group promoted self-rebooking system, upgraded traveler baggage inquiry system and optimized the function of self-check-in machines to constantly improve customer experience. The response mechanism in respect of irregular flight service has been improved to enhance contingency protection capability of the system. Meanwhile, in order to further improve the waiting experience of high-end travelers, the Group has completed the upgrade of lounges at Hongqiao Airport and invested in the refurbishment of lounges in various airports, such as Beijing, Hong Kong, Chengdu and Wuhan airports.

P.54

China Eastern Airlines Corporation Limited Interim Report 2015

MANAGEMENT DISCUSSION AND ANALYSIS

Cost Control

In the first half of 2015, the operating costs of the Group, benefiting from the low international fuel prices, decreased by 5.61% from the same period last year.

The Group has been lowering its operating costs by continuously strengthening its cost control, optimizing fleet structure and routes and enhancing efficiency in flight operation. By strictly controlling the number of incoming staff and optimising the retirement schemes, the staff-to-aircraft ratio reduced by approximately 6% from the same period last year. Through enhancing aircraft technological maintenance abilities of Eastern Airlines Technology Co., Ltd., the maintenance costs for aircraft engines reduced by 8.85% from the same period last year. In the first half of 2015, the available tonne – kilometres per unit of the Group decreased by 3.43% from the same period last year, excluding the factor of aircraft fuel costs, indicating the significant effect of cost control.

Reform and Transformation

In the first half of 2015, the Group continuously facilitated the various work for transformation and development.

The steady transformation of China United Airlines into a low-cost airline has laid a solid foundation for future development. China United Airlines has finalized its all-economy class cabin renovation plan to increase loading capacity. The active establishment of direct sales platform and the launch of China United Airlines official website and mobile application increased the proportion of revenue from direct sales by 12.6 pts from the same period last year. China United Airlines strived to expand non-flight income through the implementation of low-cost servicing mode, cancellation of complimentary in-flight meal and promotion of products such as check-in baggage charges, in-flight sales and paid lounge services. As at the end of the first half of 2015, China United Airlines operated 30 aircraft in total and realized operating income of RMB1,916 million, profit of RMB93.27 million, representing an increase of 28.04% from the same period last year.

P.55

China Eastern Airlines Corporation Limited Interim Report 2015

MANAGEMENT DISCUSSION AND ANALYSIS

The Group has proactively explored “Internet+” business mode. China Eastern Airlines E-Commerce Co., Ltd., a wholly-owned subsidiary of the Company, has facilitated the development of transformation of resources, such as customers, points and offline contact point in its five major segments, including e-commerce platform, points mall and digital marketing. The research and development of integrated products was accelerated and 32 types of key products in 10 categories such as online vacation and insurances were launched successively to realize rapid replacement of e-commerce platform technology and continually improve user experience. The Group enhanced its digital marketing ability, explored partnership with internal and external parties on marketing and expedited the coordination of O2O (Offline to Online) marketing resources.

The Group continued to facilitate the construction of the project of in-flight connection platform. 21 long-and-medium haul routes wide-body aircraft of the Group was allowed to adopt satellite communication system to provide internet access services, among which, equipment of 14 aircraft was upgraded to successfully perform functions such as in-flight internet platform for shopping, sales of duty-free products and display of in-flight meal. The assessments on technical solution for the modification of air-ground connection for narrow-body aircraft and commercial operation solution have commenced.

In the first half of 2015, the Group has launched non-public issuance of A Shares project and began to introduce Delta Air Lines as a strategic investor. The shareholding structure and assets quality of the Group are expected to be improved, and financial risk is expected to be reduced.

Social Responsibilities

While pursuing sustainable enterprise development, the Group has adopted a social responsibility philosophy with respect to corporate decision making and operations, which seeks to unify corporate development and social responsibility. In the first half of 2015, the Group completed several significant transportation support tasks for charter flights for the medical aid mission in Africa and the evacuation of Chinese from quake-stricken Nepal and earned widespread recognition and praise from the public. The Group also actively rallied younger members for the education-aid programme of “Love at China Eastern Airlines” in Cangyuan county, Yunnan province. As at the end of the first half of 2015, this large-scale charitable programme “Love at China Eastern Airlines” had launched nearly 5,000 projects with more than 260,000 staff participating, serving a total of over 210,000 people.

P.56

China Eastern Airlines Corporation Limited Interim Report 2015

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Overview

Operating Revenues

In the first half of 2015, there was an increase in the Group’s passenger revenues, which amounted to RMB37,152 million, representing an increase of 3.3% from the same period last year, and accounted for 92.03% of the Group’s traffic revenues. Passenger traffic volume was 69,220.14 million passenger-kilometres, representing an increase of 12.55% from the same period last year.

The passenger traffic volume of the Group’s domestic routes was 46,686.59 million passenger-kilometres, representing an increase of 9.52% from the same period last year. Compared to the first half of 2014, domestic passenger revenues decreased by 0.95% to RMB24,494 million, accounting for 65.93% of the Group’s passenger revenues.

The passenger traffic volume of the Group’s international routes was 20,481.62 million passenger-kilometres, representing an increase of 22.76% from the same period last year. Compared to the same period of 2014, international passenger revenues increased by 15.98% to RMB11,084 million, accounting for 29.83% of the Group’s passenger revenues.

The passenger traffic volume of the Group’s regional routes was 2,051.93 million passenger-kilometres, representing a decrease of 6.18% from the same period last year. Compared to the first half of 2014, regional passenger revenues decreased by 6.2% to RMB1,574 million, accounting for 4.24% of the Group’s passenger revenues.

In the first half of 2015, the Group’s cargo and mail traffic volume was 2,415.72 million tonne-kilometres, representing an increase of 5.29% from the same period last year; cargo and mail traffic revenues amounted to RMB3,217 million, representing a decrease of 11.03% from the same period last year, and accounting for 7.97% of the Group’s traffic revenues.

In the first half of 2015, other major revenues of the Group amounted to RMB4,002 million, representing an increase of 13.92% from the same period last year.

P.57

China Eastern Airlines Corporation Limited Interim Report 2015

MANAGEMENT DISCUSSION AND ANALYSIS

Operating Expenses

In the first half of 2015, the Group’s total operating costs were RMB40,901 million, representing a decrease of 5.61% from the same period last year. Analysis of the changes in items under operating costs of the Group is set out as follows:

Aircraft fuel costs accounted for the most significant operating costs of the Group. In the first half of 2015, the average price of fuel decreased by 37.57% from the same period last year. The Group’s total aircraft fuel consumption was approximately 2,558,100 tonnes, representing an increase of 13.18% from the same period last year. Jet fuel expenditures of the Group reached RMB10,562 million, representing a decrease of 29.35% from the same period last year.

In the first half of 2015, the Group’s take-off and landing charges amounted to RMB5,082 million, representing an increase of 10.98% from the same period last year, and was primarily due to the increase in the number of take-off and landings.

In the first half of 2015, the Group’s depreciation and amortisation amounted to RMB5,011 million, representing an increase of 12.63% from the same period last year, and was primarily due to the introduction of new aircraft and engines by the Group, resulting in a greater base for depreciation.

In the first half of 2015, the Group’s wages, salaries and benefits amounted to RMB7,576 million, representing an increase of 10.04% from the same period last year, and was primarily due to an increase in remuneration brought about by business growth.

In the first half of 2015, the Group’s aircraft maintenance expenses amounted to RMB1,896 million, representing a decrease of 8.85% from the same period last year, and was primarily due to a decrease in the number of aircraft sent for external repair given the enhancement in the Group’s own maintenance abilities.

In the first half of 2015, the Group’s food and beverage expenses amounted to RMB1,212 million, representing an increase of 5.57% from the same period last year, and was primarily due to the increase in the number of passengers carried.

In the first half of 2015, the Group’s aircraft operating lease rentals amounted to RMB2,200 million, representing a decrease of 4.26% from the same period last year, and was primarily due to a decrease in the number of aircraft held under operating leases.

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In the first half of 2015, the Group’s other operating lease rentals amounted to RMB325 million, representing an increase of 40.69% from the same period last year, and was primarily due to an increase in leasehold properties of the Group’s subsidiaries.

In the first half of 2015, the Group’s selling and marketing expenses amounted to RMB1,888 million, representing a decrease of 7.63% from the same period last year, and was primarily due to a decrease in agency rates for domestic routes and an increase in the proportion of revenue from direct sales.

In the first half of 2015, the amount of civil aviation infrastructure levies payable to the CAAC by the Group was RMB878 million, representing an increase of 10.16% from the same period last year. This increase was primarily due to an increase in miles flown by the Group.

In the first half of 2015, the Group’s ground service and other expense amounted to RMB2,794 million, representing an increase of 12.53% from the same period last year. The increase was primarily due to the corresponding increase in expenses resulting from an increase in the income from tour operations and ground services of the Group.

In the first half of 2015, the Group’s indirect operating expenses were RMB1,348 million, representing a decrease of 3.23% from the same period last year. This was primarily due to the strict cost control measures on controllable costs imposed by the Group.

Other Operating Income

In the first half of 2015, other operating income of the Group amounted to RMB2,256 million, representing an increase of 22.48% from the same period last year, primarily due to an increase in income from co-operation routes and gain on disposal of fixed assets.

Finance Income/Costs

In the first half of 2015, the Group’s finance income was RMB54 million, representing an increase of 35% from the same period last year. Finance costs amounted to RMB1,160 million, representing a decrease of 20.87% from the same period last year, primarily due to a decrease in the Group’s net exchange losses.

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Profit

In the first half of 2015, the Group’s profit attributable to the equity shareholders of the Company increased by RMB3,550 million from the same period last year to RMB3,562 million. Earnings per share attributable to the equity shareholders of the Company were RMB0.28.

Liquidity and Capital Structure

The Group monitors its capital position on the basis of its debt ratio, which is calculated as total liabilities divided by total assets. As at 30 June 2015, the debt ratio of the Group was 80.05%.

The Group generally operates with net current liabilities. As at 30 June 2015, the Group’s current liabilities exceeded its current assets by RMB47,472 million. The Group has been and believes it will continue to be capable of satisfying its working capital requirements through obtaining loans from banks and various financing means such as the issuance of bonds.

The Group generally finances its working capital requirements through business operations and short-term bank loans. As at 30 June 2014 and 30 June 2015, the Group’s cash and cash equivalents amounted to RMB3,152 million and RMB833 million, respectively. In the first half of 2014 and first half of 2015, net cash inflow generated from the Group’s operating activities was RMB5,262 million and RMB10,241 million, respectively. Capital expenditures for the purchase of aircraft were partly funded by internal funds, the balance of which was mainly financed by long-term and short-term borrowings and finance leasing. In the first half of 2014 and first half of 2015, the Group’s net cash outflow from investment activities was RMB8,304 million and RMB11,402 million, respectively. Net cash inflow from the Group’s financing activities was RMB4,168 million and RMB695 million, respectively.

As at 31 December 2014 and 30 June 2015, the Group’s borrowings payable within one year were RMB28,676 million and RMB29,129 million, respectively. As at 31 December 2014, the Group’s borrowings payable within one to two years, within three to five years and beyond five years were RMB8,801 million, RMB10,868 million and RMB10,844 million, respectively, as compared to RMB11,318 million, RMB9,149 million and RMB9,884 million, respectively, as at 30 June 2015.

The Group’s obligations under finance leases as at 31 December 2014 and 30 June 2015, converted into RMB, were RMB38,695 million and RMB44,958 million, respectively. As at 31 December 2014, the Group’s lease obligations payable within two years, within three to five years and beyond five years were RMB9,007 million, RMB11,482 million and RMB18,206 million, respectively, as compared to RMB11,116 million, RMB15,227 million and RMB18,615 million, respectively, as at 30 June 2015.

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The Group’s obligations under finance leases comprised only floating-rate obligations. As at 31 December 2014, the Group’s obligations under finance leases comprised USD-denominated obligations of USD5,954 million, SGD-denominated obligations of SGD201 million, HKD-denominated obligations of HKD1,203 million and JPY-denominated obligations of JPY7,309 million. As at 30 June 2015, the Group’s obligations under finance leases comprised USD-denominated obligations of USD7,010 million, SGD-denominated obligations of SGD190 million, HKD-denominated obligations of HKD1,138 million and JPY-denominated obligations of JPY6,852 million.

As at 31 December 2014, the Group’s borrowings comprised USD-denominated borrowings of USD7,025 million and RMB-denominated borrowings of RMB16,205 million. Fixed-rate borrowings accounted for 36.98% of the total borrowings, and floating-rate borrowings accounted for 63.02% of the total borrowings. As at 30 June 2015, the Group’s borrowings comprised USD-denominated borrowings of USD6,526 million and RMB-denominated borrowings of RMB19,575 million. Fixed-rate borrowings accounted for 38.92% of the total borrowings, and floating-rate borrowings accounted for 61.08% of the total borrowings.

Interest Rate Fluctuation

The Group’s total interest-bearing liabilities (including long-term and short-term borrowings, finance leases payable and bonds payable) as at 31 December 2014 and 30 June 2015 were RMB97,884 million and RMB104,438 million, respectively, the proportion of short-term interest-bearing liabilities accounted for 33.99% and 32.89%, respectively. Most of the long-term interest-bearing liabilities were liabilities with floating interest rates. Both of the short-term and the long-term interest-bearing liabilities were affected by fluctuations in current market interest rates.

The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 31 December 2014 and 30 June 2015, the Group’s USD-denominated interest-bearing liabilities accounted for 81.14% and 79.24%, respectively, of total interest-bearing liabilities for the relevant periods while RMB-denominated interest-bearing liabilities accounted for 16.56% and 18.74%, respectively, of total interest-bearing liabilities. Fluctuations in the USD and RMB interest rates have and will continue to have significant impact on the Group’s finance costs. As at 31 December 2014, the notional amount of the outstanding interest rate swap agreements was approximately USD801 million. As at 30 June 2015, such amount was USD1,526 million and these agreements will expire between 2016 and 2025.

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Exchange Rate Fluctuation

As at 30 June 2015, the Group’s total interest-bearing liabilities denominated in foreign currencies, converted to RMB, amounted to RMB84,863 million, of which USD liabilities accounted for 97.52% of the total interest-bearing liabilities denominated in foreign currencies. Therefore, a significant fluctuation in foreign exchange rates will subject the Group to significant foreign exchange loss/gain arising from the conversion of foreign currency denominated liabilities, which will also affect the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenue generated from ticket sales and expenses to be paid in foreign currencies. As at 31 December 2014, the subsisting foreign currency hedging contracts held by the Group amounted to a notional amount of USD39 million. Such amount was USD15 million as at 30 June 2015, and will expire between 2016 and 2017.

For the financial assets and liabilities denominated in foreign currencies of the Group, if such foreign currencies had strengthened or weakened by 1% against RMB with all other variables held constant, and excluding the effect of the original hedging contracts for foreign currencies, the effect on the Group’s net profit for the first half of 2015 would be as follows:

	Effect on the net profit
	(RMB million)
	Strengthened	Weakened
	by 1% against	by 1% against
Foreign currencies	RMB	RMB
USD	–600	600
Euro	1	–1
JPY	–2	2

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MANAGEMENT DISCUSSION AND ANALYSIS

Fluctuation of Aircraft Fuel Prices

In the first half of 2015, assuming other factors remain unchanged, if the average price of aircraft fuel had increased or decreased by 5%, aircraft fuel costs of the Group would have increased or decreased by approximately RMB528 million.

In the first half of 2015, the Group did not engage in any aviation fuel hedging activities.

Pledges on Assets and Contingent Liabilities

The Group generally finances the purchases of aircraft through finance leases and bank loans secured by its assets. As at 31 December 2014, the value of the Group’s relevant assets used to secure certain bank loans was RMB23,117 million. As at 30 June 2015, the value of the Group’s relevant assets pledged to secure certain bank loans was RMB27,857 million, representing an increase of 20.5% when compared to that as at 30 June 2014.

As at 30 June 2015, the Group had no material contingent liabilities.

Human Resources

As at 30 June 2015, the Group had 69,894 employees, the majority of whom were employed in the PRC. The wages of the Group’s employees generally consisted of basic salaries and performance bonuses.

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Outlook for the Second Half of 2015

The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for the second half of 2015 and beyond. Such forward-looking statements are subject to many uncertainties and risks, many of which are beyond the control of the Group. The actual events that occur may be different from these forward-looking statements.

In the second half of 2015, the global economy is facing an unclear prospect of recovery. According to the latest estimates from the International Monetary Fund, economic growth of developed economies may further experience slowdown throughout 2015. On the other hand, China is expected to sustain steady growth due to implementation of national policies and measures such as “stabilising growth, adjusting structures, improving livelihood and preventing risks”. Meanwhile, China has further pushed ahead national strategies such as “One Belt, One Road”, “Yangtze River Economic Belt” and “Shanghai Free-Trade Zone”, which provides the Group with a good opportunity for development.

In the second half of 2015, the Group will seize the opportunities arising from the opening of the Shanghai Disneyland and the boom of the tourism business to focus on the following areas in order to achieve better operating results: 1. reinforcing the implementation of the safety responsibility system and strengthening safety inspection and supervision to assure flight safety on an ongoing basis; 2. optimising allocation of flight capacity, seizing opportunities during peak seasons, enriching marketed products via passenger transportation and improving the operation of long-haul routes; 3. strengthening sales of freight transportation, optimising cross-border e-commerce passages and enhancing efficiency of freight transportation; 4. further leveraging on information technology, enhancing big data application, promoting the establishment of in-flight internet access and optimising online services integration; 5. transforming China United Airlines into a low-cost airline and strengthening the establishment of e-commerce platforms; capturing market opportunities and continuing with the non-public issuance of A shares project in a stable manner and deepening cooperation with Delta Air Lines through shareholding and business.

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Fleet Plan

In the future, the Group will continue to focus on major aircraft models, optimise its fleet structure on an ongoing basis, phase out the remaining older models to better match models with routes.

Introduction and Retirement Plan of Aircraft for the Second Half of 2015 to 2017

(Units)

No.	Model	Second Half of 2015		2016		2017
		Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
Total number of passenger aircraft		45	24	72	26	45	17
Wide-body aircraft		5	2	7		4
1	B777-300ER	3		7		4
2	A340-600		2
3	A330 series	2
Narrow-body aircraft		40	22	65	26	41	17
4	A320 series	17	8	30	6	15
5	B737 series	23	10	35	15	26	17
6	B757-200		1
7	EMB-145		3		5
Total number of freighters			1				1
8	B747-400F		1				1
	Total	45	25	72	26	45	18

Notes:

1.	As at 30 June 2015, according to confirmed orders, the Group planned to introduce 169 aircraft and retire 25 aircraft in 2018 and future years.

2.	The abovementioned quantity and timing for the introduction and retirement of aircraft will be subject to adjustment based on market conditions and flight capacity allocation of the Group.

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Significant Events

1.	Share Capital

As at 30 June 2015, the share capital structure of the Company is set out as follows:

			Approximate
			percentage in
		Total number	shareholding
		of shares	(%)
I	A Shares
	1. Listed shares with trading moratorium	698,865,000	5.514
	2. Listed shares without trading moratorium	7,782,213,860	61.402
II	H Shares
	1. Listed shares with trading moratorium	698,865,000	5.514
	2. Listed shares without trading moratorium	3,494,325,000	27.570
III	Total number of shares	12,674,268,860	100

Explanation notes:

1.	On 16 April 2013, the Group issued 698,865,000 A shares, which are listed shares with trading moratorium, on the Shanghai Stock Exchange, to its controlling shareholder, CEA Holding and its wholly-owned subsidiary, CES Finance, by way of non-public issuance. A shares under this issue are subject to a lock-up period of 36 months. For details, please refer to the announcement of the Company dated 17 April 2013 issued in Hong Kong.

2.	On 21 June 2013, the Company issued 698,865,000 H shares, which are listed shares with trading moratorium, on the Hong Kong Stock Exchange, to CES Global, an overseas wholly-owned subsidiary of CEA Holding, by way of specific issuance. H shares under this issue are subject to a lock-up period of 36 months. For details, please refer to the announcement of the Company dated 21 June 2013 issued in Hong Kong.

3.	As at the date of this report, the Company had 698,865,000 listed A shares with trading moratorium, which were held by CEA Holding and its wholly-owned subsidiary, CES Finance, and 7,782,213,860 listed A shares without trading moratorium. The Company also had 698,865,000 listed H shares with trading moratorium, which were held by CES Global, an overseas wholly-owned subsidiary of CEA Holding, and 3,494,325,000 listed H shares without trading moratorium. The total number of shares of the Company amounted to 12,674,268,860 shares.

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2.	Substantial Shareholders

So far as the Directors are aware, each of the following persons, not being a Director, chief executive, Supervisor or member of senior management, had, as at 30 June 2015, an interest and/or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise, as at 30 June 2015, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at 30 June 2015, a substantial shareholder (as defined in the Listing Rules) of the Company:

As at 30 June 2015
			Approximate	Approximate	Approximate
			percentage of	percentage of	percentage of
			shareholding	shareholding	shareholding
			in the	in the	in the
			Company’s	Company’s	Company’s
	Type of	Number of	total issued	total issued	total issued
Name of Shareholders	shares	shares held	share capital	A shares	H shares
CEA Holding (Note 1)	A shares	5,530,240,000	43.64%	65.21%	–

CEA Holding (Note 2)	H shares	2,626,240,000	20.72%	–	62.63%

HKSCC Nominees Limited (Note 3)	H shares	4,181,990,288	32.97%	–	99.67%

Notes:

Based on the information available to the Directors as at 30 June 2015 (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware of, as at 30 June 2015:

1.	Among such A shares, 5,072,922,927 A shares (representing approximately 59.81% of the Company’s then total issued A shares) were held by CEA Holding in the capacity of beneficial owner; and 457,317,073 A shares (representing approximately 5.39% of the Company’s then total issued A shares) were held by CES Finance in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

2.	Such H shares were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

3.	Among the 4,181,990,288 H shares held by HKSCC Nominees Limited, 2,626,240,000 H shares (representing approximately 62.63% of the Company’s then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

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MANAGEMENT DISCUSSION AND ANALYSIS

Save as disclosed above, based on the information available to the Directors and so far as they are aware, as at 30 June 2015, among the 4,181,990,288 H shares held by HKSCC Nominees Limited, no other person had any interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be and was disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

3.	Shareholdings of Directors, Supervisors and Senior Management

Names, relevant information of and shares held by the Directors, the Supervisors and members of senior management of the Company as at 30 June 2015 are as follows:

					Number of
					listed
					A shares of	Capacity in
					the Company	which the
			Effective date and expiry		held–personal	A shares
Name	Position	Age	date of appointment		interest	were held
					(shares)
Liu Shaoyong	Chairman	56	26 June 2013	30 June 2016	0	–
Ma Xulun	Vice Chairman, President	51	26 June 2013	30 June 2016	0	–
Xu Zhao	Director	46	26 June 2013	30 June 2016	0	–
Gu Jiadan	Director	59	26 June 2013	30 June 2016	0	–
Li Yangmin	Director, Vice President	52	26 June 2013	30 June 2016	3,960	Beneficial Owner
					(Note 1)
Tang Bing	Director, Vice President	48	26 June 2013	30 June 2016	0	–
Tian Liuwen	Director, Vice President	56	16 June 2015	30 June 2016	0	–
	(Note 2)
Sandy Ke-Yaw Liu	Independent Non-executive Director	67	26 June 2013	16 June 2015	0	–
Ji Weidong	Independent Non-executive Director	58	26 June 2013	30 June 2016	0	–
Li Ruoshan	Independent Non-executive Director	66	26 June 2013	30 June 2016	0	–
Ma Weihua	Independent Non-executive Director	67	29 October 2013	30 June 2016	0	–
Shao Ruiqing	Independent Non-executive Director	58	16 June 2015	30 June 2016	0	–
Yu Faming	Chairman of the Supervisory Committee	61	26 June 2013	30 June 2016	0	–
Xi Sheng	Supervisor	52	26 June 2013	30 June 2016	0	–
Ba Shengji	Supervisor	57	26 June 2013	30 June 2016	0	–

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					Number of
					listed
					A shares of	Capacity in
					the Company	which the
			Effective date and expiry		held–personal	A shares
Name	Position	Age	date of appointment		interest	were held
					(shares)
Feng Jinxiong	Supervisor	53	26 June 2013	30 June 2016	0	–
Yan Taisheng	Supervisor	61	26 June 2013	16 June 2015	0	–
Xu Haihua	Supervisor	54	16 June 2015	30 June 2016	0	–
Wu Yongliang	Vice President, Chief	52	26 June 2013	30 March 2016	3,696	Beneficial Owner
	Financial Officer				(Note 2)
Feng Liang	Vice President	51	27 August 2013	30 June 2016	0	–
Sun Youwen	Vice President	55	24 March 2014	30 June 2016	62,731	Beneficial Owner
					(Note 3)
Wang Jian	Board Secretary	42	26 June 2013	30 June 2016	0	–
Total					70,387	–

Note 1:	representing approximately 0.000031% of the Company’s total issued shares as at 30 June 2015.

Note 2:	Mr. Tian Liuwen held the office of vice president of the Company from 26 June 2013 to 15 June 2015 and has been a Director and vice president of the Company since 16 June 2015.

Note 3:	representing approximately 0.000029% of the Company’s total issued shares as at 30 June 2015.

Note 4:	representing approximately 0.00049% of the Company’s total issued shares as at 30 June 2015.

H Shares Appreciation Rights

In 2012, the Company implemented H shares appreciation rights scheme for the first time. As authorised at the shareholders’ meeting of the Company, the Board authorized and confirmed the date of grant for the first scheme was 30 November 2012 and the granting price was HK$2.67. The H share appreciation rights granted under this scheme shall be valid for a period of 5 years from the date of grant. The lock-up period of the share appreciation rights shall be the 24 months from the date of grant, during which no share appreciation right shall be exercised. Subject to the satisfaction of performance appraisal indicators, incentive recipients may exercise their share appreciation rights in equal installments within three years (36 months) after the expiration of the lock-up period (i.e. to be effective for 1/3 annually).

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MANAGEMENT DISCUSSION AND ANALYSIS

The particulars of H shares appreciation rights held by the Company’s Directors and the senior management appointed by the Board as at 30 June 2015 were as follows:

			Numbers
			of shares	Numbers of	Numbers of		Numbers	Market
		Numbers	appreciation	Exercisable	exercised		of shares	price
		of shares	rights	Shares	shares	Exercise	appreciation	of H shares
		appreciation	granted	appreciation	appreciation	price of	rights held	as at the
		rights held at	during the	rights during	rights during	shares	at the end of	end of the
		the beginning	Reporting	the Reporting	the Reporting	appreciation	the Reporting	Reporting
Name	Position	of the year	Period	Period	Period	rights	Period	Period
		(Ten	(Ten	(Ten	(Ten		(Ten
		thousand	thousand	thousand	thousand		thousand
		shares)	shares)	shares)	shares)	(HK$)	shares)	(HK$)
Liu Shaoyong	Chairman	33.33	0	33.33	0	2.67	33.33	6.49
Ma Xulun	Vice Chairman, President	33.33	0	33.33	0	2.67	33.33	6.49
Xu Zhao	Director	28.67	0	28.67	0	2.67	28.67	6.49
Gu Jiadan	Director	28.67	0	28.67	0	2.67	28.67	6.49
Li Yangmin	Director, Vice President	28.67	0	28.67	0	2.67	28.67	6.49
Tang Bing	Director, Vice President	28.67	0	28.67	0	2.67	28.67	6.49
Tian Liuwen	Vice President	23.67	0	23.67	0	2.67	23.67	6.49
Wu Yongliang	Vice President, Chief Financial Officer	23.67	0	23.67	0	2.67	23.67	6.49
Feng Liang	Vice President	19	0	19	0	2.67	19	6.49
Sun Youwen	Vice President	19	0	19	0	2.67	19	6.49
Wang Jian	Board secretary	19	0	19	0	2.67	19	6.49

For information related to shares appreciation rights of the Company, please refer to the relevant announcements of the Company dated 27 August 2012, 19 October 2012, 9 November 2012 and 30 November 2012 which are published on the website of the Hong Kong Stock Exchange.

There was no granting or exercise of share appreciation rights under the H shares appreciation rights of the Company during the first half of 2015.

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MANAGEMENT DISCUSSION AND ANALYSIS

Save as disclosed above, as at 30 June 2015, none of the Directors, chief executive, Supervisors or members of senior management of the Company and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be (i) notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including any interest or short position which were taken or deemed to have under such provisions of the SFO), or (ii) recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or (iii) notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code as set out in the Appendix 10 to the Listing Rules (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors for this purpose).

4.	Non-Public Issuance of A Shares

On 23 April 2015, the Company held the eleventh ordinary meeting of the seventh session of the Board, which considered and passed the relevant resolutions regarding the non-public issuance of A shares and resolved to submit to the general meeting for consideration. In June 2015, the Company received the Guo Zi Chan Quan [2015] No.354 (國務院國資委《國資產權[2015]354 號》) from the SASAC, in which it agreed in principle such non-public issuance of A shares of the Company. On 16 June 2015, the Company held the 2014 annual general meeting, the 2015 first A shareholders class meeting and the 2015 first H shareholders class meeting, which considered and passed the relevant resolutions regarding the non-public issuance of A shares. On the same date, the Company held the fifteenth ordinary meeting of the seventh session of the Board. Pursuant to the authority granted at the general meeting, the relevant resolutions regarding adjusting the use of proceeds of non-public issuance of A shares were considered and passed. In July 2015, the Company received the Notice of Acceptance of Application for Administrative Approval (中國證監會《行政許可申請受理通知書》) (No. 151777) from CSRC, accepting the application of the Company for the non-public issuance of A shares.

The Company’s non-public issuance of A shares is subject to approval by the CSRC and shall be implemented according to the practical market conditions.

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5.	Issuance of H Shares to Delta Air Lines

On 27 July 2015, the Company entered into a conditional subscription agreement with Delta Air Lines, pursuant to which, Delta Air Lines agreed to subscribe for 465,910,000 newly issued ordinary H shares of the Company in an amount of HKD3,488,895,000.

There is some uncertainty relating to the implementation of this share subscription transaction. If the conditions precedent to the share subscription agreement cannot be satisfied, the transaction will not proceed to completion.

6.	Dividends

The Board did not recommend a payment of any interim dividend for the half year ended 30 June 2015.

7.	Purchase, Sale or Redemption of Securities

During the first half of 2015, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities (“securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules).

During the six months ended 30 June 2015, the Company has adopted the Model Code as the securities transactions code for the Directors. Having made specific enquiries to all the Directors, it is the Company’s understanding that the Directors have complied with the requirements as set forth in the Model Code regarding Directors’ securities transactions.

8.	Material Litigation

For the six months ended 30 June 2015, the Group was not involved in any material litigation, arbitration or claim.

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9.	Corporate Governance

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Company, and is of the view that the Company’s corporate governance practices during the six months ended 30 June 2015 met the requirements under the code provisions in the Code.

Pursuant to the latest regulations promulgated by the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and in line with the Company’s development needs, the Company comprehensively reviewed regulations regarding the Board and securities affairs and revised the Detailed Working Rules of the Nominations and Remuneration Committee of the Board of Directors, Management Regulations of Connected Transactions, Regulations on the Management of the Proceeds and the Information Disclosure Management System to effectively safeguard the standardised operation of the Company.

To further strengthen the awareness of compliance among the Directors, supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, the Company has comprehensively reviewed and implemented written monitoring rules for listed companies promulgated by regulatory bodies including the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange in the half year, as well as the latest development of the relevant laws, rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company, and arranged training and learning sessions.

10.	Audit and Risk Management Committee

The Audit and Risk Management Committee of the Company has reviewed with the management of the Company the accounting principles and methods adopted by the Group, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results for the six months ended 30 June 2015 prepared in accordance with IFRS.

The Audit and Risk Management Committee of the Company has no disagreement with the accounting principles and methods adopted by the Group.

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11.	Changes in Personnel

Cessation

Name	Date of Cessation	Reason for Change	Position
Sandy Ke-Yaw Liu	16 June 2015	Expiry of term of office	Independent non- executive director

Yan Taisheng	16 June 2015	Retirement	Supervisor

Appointment

Date of
Name	Appointment	Reason for Change	Position
Tian Liuwen	16 June 2015	Elected at the 2014 annual general meeting	Director

Shao Ruiqing	16 June 2015	Elected at the 2014 annual general meeting	Independent non- executive director

Xu Haihua	16 June 2015	Elected at the second joint meeting of team leaders in 2015 of the sixth session of the employee’s representatives conference	Supervisor

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12.	Change of particulars of directors or supervisors under Rule 13.51B(1) of the Listing Rules

	Name of	Position(s) held	Date of	Date of
Name	other entities	in other entities	appointment	cessation
Li Yangmin	China Eastern Airlines Technology Application Research Center Co., Ltd.	Executive director	February 2014	June 2015

Feng Jingxiong	China Eastern Airlines Media Co., Ltd.	Chairman of supervisory committee	June 2015	—

13.	Miscellaneous

The Company wishes to highlight the following information:

1.	On 9 February 2015, the Company redeemed the 2014 first tranche of RMB4 billion 4.95% super short-term commercial paper, which was issued on 14 May 2014. The commercial paper had a maturity of 270 days at a nominal value of RMB100 per unit. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 4 February 2015.

2.	On 12 February 2015, the Company completed the issuance of the 2015 first tranche of RMB3 billion 4.5% super short-term commercial paper, with a maturity of 180 days at a nominal value of RMB100 per unit. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 13 February 2015.

3.	On 18 March 2015, the Company paid for the accrued interest from 18 March 2014 to 17 March 2015 of the first tranche of the 2012 corporate bonds which was issued on 20 March 2013 and listed on the Shanghai Stock Exchange on 22 April 2013. The first tranche of the corporate bonds are RMB4.8 billion 5.05% to 10-year fixed interest rate bonds, with an issue price of RMB100 each. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 10 March 2015.

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4.	On 26 March 2015, the Company completed the issuance of the 2015 second tranche of RMB3 billion 4.5% super short-term commercial paper, with a maturity of 180 days at a nominal value of RMB100 per unit. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 27 March 2015.

5.	On 23 April 2015, the Company held the eleventh ordinary meeting of the seventh session of the Board, which considered and passed the relevant resolutions regarding the non-public issuance of A shares and resolved to submit to the general meeting, the A shareholders class meeting and the H shareholders class meeting for consideration. In June 2015, the Company received the SASAC’s Guo Zi Chan Quan [2015] No.354 (國務院國資委《國資產權[2015]354號》), in which it agreed in principle such non-public issuance of A shares of the Company. On 16 June 2015, the Company held the 2014 annual general meeting, the 2015 first A Shareholders Class Meeting and the 2015 first H Shareholders Class Meeting, which considered and passed the relevant resolution regarding the nonpublic issuance of A shares. On the same date, the Company held the fifteenth ordinary meeting of the seventh session of the Board. Pursuant to the authority granted at the general meeting, the relevant resolutions regarding adjusting the use of proceeds of nonpublic issuance of A shares were considered and passed. In July 2015, the Company received the CSRC Notice of Acceptance of Application for Administrative Approval (中國證監會《行政許可申請受理通知書》)(No. 151777), accepting the application of the Company for the non-public issuance of A shares. For details, please refer to the announcements disclosed by the Company on the website of Hong Kong Stock Exchange on 23 April, 1 June, 16 June and 2 July 2015 and the circular similarly disclosed on 26 May 2015.

6.	On 5 May 2015, the Company entered into the Aircraft Finance Lease Framework Agreement with CES Leasing in Shanghai. The Company leased not more than 23 aircraft under finance lease from the wholly-owned subsidiaries which CES Leasing intended to incorporate in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC. For details, please refer to the announcement and circular disclosed by the Company on the website of Hong Kong Stock Exchange on 5 May 2015 and 26 May 2015 respectively.

7.	On 26 June 2015, the Company completed the issuance of the 2015 third tranche of RMB3 billion super short-term commercial paper at an interest rate of 3.5% per annum, with a maturity of 270 days at a nominal value of RMB100 per unit. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 26 June 2015.

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8.	On 9 July 2015, the Company entered into the aircraft purchase agreement in relation to B737 Series Aircraft with Boeing Company in Shanghai to purchase fifty brand new B737 series aircraft from Boeing Company. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 9 July 2015.

9.	On 27 July 2015, the Company entered into a conditional subscription agreement with Delta Air Lines, pursuant to which Delta Air Lines agreed to subscribe for 465,910,000 shares of the newly issued ordinary H shares of the Company in an amount of HKD3,488,895,000. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 27 July 2015.

10.	On 11 August 2015, the Company redeemed the 2015 first tranche of RMB3 billion 4.50% super short-term commercial paper, which was issued on 12 February 2015. The commercial papers had a maturity of 180 days at a nominal value of RMB100 per unit. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 4 August 2015.

11.	On 14 August 2015, the Company entered into the A330 series aircraft purchase agreement with Airbus SAS in Shanghai, regarding the purchase of fifteen brand new A330 series aircraft from Airbus SAS. For details, please refer to the announcement disclosed by the Company on the website of Hong Kong Stock Exchange on 14 August 2015.

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12.	The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 30 June 2015, are set out as follows:

	Unit: RMB thousand
	Actual amount	2015
	incurred up to	transaction
Approved categories	30 June 2015	caps
Financial services (balance)
– balance of deposit	57,077	6,500,000
– balance of loans	73,363	6,500,000
Catering supply services	499,939	1,230,000
Import and export agency services	49,778	135,000
Production and maintenance services	56,834	173,200
Property leasing	25,025	125,000
Property management and green maintenance	14,086	70,000
Advertising agency services	7,606	60,000
Hotel accommodation services	18,160	46,500

By order of the Board
China Eastern Airlines Corporation Limited Liu Shaoyong
Chairman

Shanghai, the People’s Republic of China

14 August 2015

As at the date of this report, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).

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